Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Article #1:

What is the Yieldstreet Prism Fund?

As a savvy investor, you joined Yieldstreet because you understand that access to wealth-creation opportunities is important. We've created the **Yieldstreet Prism Fund** to allow you to build your alternative portfolio by accessing fixed-income investments. You make one allocation spread across multiple asset classes that provide your portfolio with immediate diversification.[1]

Think of the Yieldstreet Prism Fund as your portfolio builder. Managed by Yieldstreet, the Fund will invest in asset-backed Yieldstreet opportunities.

Why is this exciting?

As an investor-first company, Yieldstreet is delighted to offer what we believe is a first-of-its-kind product that allows us to further deliver on our mission to provide novel investing opportunities. As an alternative to a single investment, the use of a multi-asset fund allows us to minimize downside risk more so than before.

The Fund opens investment strategies that traditionally have been difficult for retail investors to obtain access to. We believe this kind of access for individual investors is unprecedented. The Yieldstreet Prism Fund is available exclusively through the Yieldstreet platform.

How is the Yieldstreet Prism Fund different than current Yieldstreet offerings?

Unlike traditional Yieldstreet offerings, the Yieldstreet Prism Fund terminates at 48 months.[2] Investors may potentially have the option for limited liquidity after 15 months.[3]

Important to note, when investing in the Fund, you're purchasing shares of a closed-end fund (CEF) that will invest across multiple assets. The value of your shares is then calculated using the fund's Net Asset Value (NAV) which is updated at least on a quarterly basis.

The process of investing in the YieldStreet Prism Fund is different than previous Yieldstreet offerings. To read more about investing in the YieldStreet Prism Fund, please visit What to Expect From the YieldStreet Prism Fund.

The YieldStreet Prism Fund also allows for the potential for limited investor liquidity that would not be possible with traditional single-asset offerings that are currently available on the Yieldstreet platform. The Fund is a powerful way to provide immediate diversification to your portfolio and allows us to bring our investors a multi-asset solution to work as your portfolio builder.[3]

How exactly does it work? The Fund will work to source and invest in asset-backed opportunities. These opportunities are similar to what is traditionally offered on the Yieldstreet platform. To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

If you have additional questions regarding the Fund, please reach out to the Yieldstreet team at investments@yieldstreetprismfund.com.

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges, and expenses of the Fund contained in its prospectus, before investing.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

[1]*The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

[2]*The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.*

[3]*The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*

Article #2:

What to Expect From the Yieldstreet Prism Fund

Yieldstreet is excited to announce the first product in an entirely new fund category for the platform—the Yieldstreet Prism Fund.

What's the goal of the Yieldstreet Prism Fund?

The Yieldstreet Prism Fund is a closed-end (CEF) fund that functions as your portfolio builder, allowing you to concurrently hold a variety of primarily fixed-income investments. Yieldstreet will manage the Fund and invest in fixed-income assets across multiple sectors.

When will the Fund terminate, and is liquidity an option?

The termination date of the Fund is 48 months[1], with the potential option for limited liquidity in that within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. Investors will have the option to submit repurchase requests that will be granted pro-rata on a quarterly basis.[2]

What fees and expenses are associated with the Fund?

The proposed investment strategy for the Prism Fund allows the Fund the flexibility to rebalance assets throughout the duration of the Fund in order to maximize income generation. There are fees and expenses associated with the Fund:
- Annual Management Fee: 1.0%[3]
- Annual Administrative Expense: Maximum of 0.50%[4]
- Estimated Annual Leverage Expense 0.25%[5]

Is the investing process the same?

The investing process for the Yieldstreet Prism Fund is different than that of Yieldstreet's other offerings available on the platform. Below are a few key steps to be aware of when investing in the Yieldstreet Prism Fund:

To invest in the Yieldstreet Prism Fund, your investor account setup must be completed prior to the Fund's launch date. There's an initial investment window. During this initial window, you must submit your total desired allocation for the Yieldstreet Prism Fund. However, funds will not be withdrawn from your Wallet at this time. All funds will be pulled from Yieldstreet Wallets once the investment window closes.

It will take a few days for funds to be invested. Once all investor funds are withdrawn, it will take approximately 2 business days for initial assets to be placed into the Fund. Once the funds are at-risk, your money will begin to earn interest.

The value of your shares will be calculated regularly. The per-share value of the Fund will be calculated using [the Fund's Net Asset Value (NAV)](). The NAV will be determined on at least a quarterly basis.

[Distributions for the Yieldstreet Prism Fund]() are expected to be paid out quarterly, subject to the discretion of the Fund's board of directors and based on the Fund's performance over the previous quarter.

We're excited for the Yieldstreet Prism Fund to provide investors with a multi-asset product. To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, [available for download on this page]().

As always, feel free to reach out to our team with additional questions at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing.

 The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing [investments@yieldstreetprismfund.com]() or by referring to [www.yieldstreetprismfund.com](). The prospectus should be read carefully before investing in the Fund.

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, [www.yieldstreetprismfund.com](), and should be reviewed carefully, along with the investment objectives, risks, charges, and expenses of the Fund contained in its [prospectus](), before investing.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

[1]*The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.*

[2]*The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*

[3]*The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.*

[4]*The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.*

5 This assumes that we utilize leverage at a rate equal to 10% of our average net assets at an assumed interest rate of 2.5% per annum.

Article #3:

The Yieldstreet Prism Fund Distribution Rate Explained

The Yieldstreet Prism Fund (the "Fund") will make payments based on a distribution rate, which is different from quarterly interest payments paid from most of Yieldstreet's other asset class offerings. We want to make sure that the Yieldstreet Prism Fund's distribution rate process is completely transparent. For more information, please view a detailed breakdown below.

But, before we dive into the Yieldstreet Fund's distribution rate, let's first take a closer look at distribution rates in general.

What is the distribution rate?

Shareholders of a Closed-End Fund, such as the Yieldstreet Prism Fund, are typically paid dividends on a quarterly basis. We've set the rate of payment with the goal of creating a predictable quarterly distribution. We call this the Yieldstreet Prism Fund's distribution rate.

What is the Yieldstreet Prism Fund distribution rate and policy?

As noted on the Fund's offering page, the Yieldstreet Prism Fund's annualized distribution rate is 7%[1]. Distributions are expected to be made quarterly, subject to the authorization of the Fund's board of directors. The board has declared the Fund's initial quarterly distribution.

The aim of the Yieldstreet Prism Fund is to provide its shareholders with quarterly distributions. If the Fund did not earn enough interest in the prior quarter to support the declared distribution, the difference would be made up of a return of the shareholder's principal.

How exactly would this work? Say the Fund earned 1.5% (6% annualized) in the prior quarter, net of fees. In the quarterly distribution, shareholders of the Fund would receive a 1.5% distribution and then, in addition, would have 0.25% of their principal returned to meet the predetermined 1.75% (7% annualized) distribution rate.

If my principal is returned do I still pay fees and expenses? No. If your principal, or a portion of your principal, is returned you will not pay either the 1% Annual Management Fee[2], the 0.5% Annual Administrative Fee[3], or the 0.25% Estimated Leverage Expense[4], on that portion of your capital. This is known as a "non-destructive return of capital." At Yieldstreet, we don't believe an investor should have to pay to receive their return of capital.

What if the Fund earns more than the distribution rate? In a scenario where the Fund earns greater than 7% annualized, net of fees, the excess would remain in the Fund. As a Closed-End Fund is required to distribute 90% of its earnings on an annual basis, we may choose to pay out a special dividend at the end of the year. As the Fund and its investments eventually terminate, the balance of the Fund will be distributed back to shareholders.

Can I reinvest my distributed dividends?

As mentioned above, the Fund will distribute dividends, as opposed to interest. Shareholders in the Yieldstreet Prism Fund will have the opportunity to compound their earnings by reinvesting their dividends. When a shareholder chooses to reinvest dividends, this means that the dividend payments are automatically used to purchase additional shares of the Yieldstreet Prism Fund. There are a few different reasons shareholders may want to reinvest their dividends:

It's free with the Yieldstreet Prism Fund
When you reinvest your dividends with the Yieldstreet Prism Fund, the transaction is free. Shareholders are not charged a fee for reinvesting their dividends back into the Fund.

Your Earnings Compound
Just like compounding interest when it comes to your bank account, reinvesting your dividends allows your earnings to compound. In this situation, you are essentially earning 7%[1] from not only your initial principal, but also from your dividends. Finally, reinvesting your dividends enables you to potentially grow your wealth faster by decreasing cash drag in your investment portfolio.

Tax Efficiency
Another reason shareholders might want to reinvest their dividends is tax efficiency. Due to its tax status, the Yieldstreet Prism Fund is not taxed at the corporate level, so only the investor's distributions are taxed. As a result, the investor avoids double taxation, which is common with corporate stocks. In addition, investing in the Fund with your Yieldstreet IRA will enable you to either defer (Traditional IRA) or avoid (Roth IRA) tax on these earnings.

For additional information on the Yieldstreet Prism Fund please reference: What is the Yieldstreet Prism Fund?

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.

If you have additional questions regarding the Fund, please reach out to the Yieldstreet team at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges, and expenses of the Fund contained in its prospectus, before investing.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

[1] *Reflects the initial quarterly distribution declared by the board of directors on January 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share. The board of directors approved a quarterly distribution of $0.0175 per share, which would equate to a 7% annual distribution based on the initial offering price of $10 per share. Our distributions may exceed our earnings. Therefore a portion of our distributions may be a return of the money you originally invested and represent a return of capital to you for tax purposes.*

[2] *The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.*

[3] *The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.*

[4] *This assumes that we utilize leverage at a rate equal to 10% of our average net assets at an assumed interest rate of 2.5% per annum.*

Article #4:

What is Net Asset Value (NAV)?

We're excited about the launch of the Yieldstreet Prism Fund, the first product in an entirely new fund category for Yieldstreet. With the Yieldstreet Prism Fund comes a few logistical changes that you may not be familiar with from previous offerings. Unlike typical Yieldstreet offerings, when investing in the Yieldstreet Prism Fund, you're purchasing shares in what is known as a closed-end fund (CEF).

For the Yieldstreet Prism Fund, we'll be using what is known as Net Asset Value (NAV) to calculate the per-share value of the Fund. Let's take a closer look at NAV, how it is used, and how it will relate to the Yieldstreet Prism Fund.

How is NAV determined?

NAV is determined by dividing the difference between a fund's total assets and liabilities by the number of existing shares. Liabilities in the case of the Yieldstreet Prism Fund could consist of the fund borrowing on its own behalf or borrowing against an individual asset or a portfolio of assets.
As a formula, NAV is represented as:
NAV = (Assets – Liabilities) / Total number of outstanding shares
For the Yieldstreet Prism Fund, the NAV will be determined on at least a quarterly basis, as well as when the Fund is reopened to raise additional capital.[1]

What's the difference between a share price and a NAV?

A share price is what people buy and sell shares for on an open market. For example, when you purchase stock in a company, the share price of a stock may rise and fall continuously throughout the day. The NAV price of a fund, however, is the per-share value of a fund's net assets (minus its liabilities) and is not continuously recalculated throughout the day.
As stated previously, for the Yieldstreet Prism Fund, the NAV will be determined on at least a quarterly basis.

Why will the NAV of the Yieldstreet Prism Fund matter going forward?

NAV is essentially the value at which investors can buy or sell shares of the Fund. For the Yieldstreet Prism Fund, shares won't be traded on an open market, therefore the NAV will be calculated as the fair value for the Yieldstreet Prism Fund, allowing investors to purchase or sell shares from the Fund at the determined NAV price. Because the NAV will include accrued interest, the timing of distribution payments has the potential to affect the NAV.

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page. Still have additional questions regarding the YieldStreet Prism Fund? Read our post on What to Expect From the YieldStreet Prism Fund or email the YieldStreet Team at investments@yieldstreetprismfund.com.

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges, and expenses of the Fund contained in its prospectus, before investing.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.
The securities described in the prospectus are not offered for sale in the states of Nebraska, North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska, North Dakota or Texas at this time.

[1]*We expect to determine the net asset value per share of the Fund's common stock by dividing the value of its investments, cash and other assets (including interest accrued but not collected) minus all liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of the Fund's common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. We will be required to specifically determine the fair value of each individual investment on a quarterly basis.*

Article #5:

Why is diversification important?

If you're like most Americans, your knowledge of investing may start and end with the stock market. And when you think of diversification, you may only be thinking of a mix of stocks and bonds. While it's important to vary your stock holdings, this strategy may still leave you largely exposed to significant market swings.

To put this in perspective, according to the 2019 August AII Asset Allocation Survey, stocks and [stock-based funds made up over 64% of total investments in the United States](). This is a massive amount of money that Americans have hinging on the stock market. But too much dependency on one thing can be risky.

In order to minimize your risk, let's take a look at why diversity can be key, what you should do to create a defensible portfolio, and how Yieldstreet products—such as the [Yieldstreet Prism Fund]()—can provide you with immediate diversification of your portfolio.[1]

Reducing Exposure

Just like exposing your skin to too much sun, exposing your investment portfolio to too much of one asset class isn't a great idea. Whether you're a long-time investor with decades of experience, or just beginning your investment journey, we believe allocating investments across a number of classes may be a best practice.

What does this look like?

Creating an investment portfolio with assets independent of one another helps reduce your exposure to the market and curb volatility. For example, a well-diversified portfolio might include a mix of:

- US stocks
- Bonds
- Foreign stocks
- Alternative investments (i.e. real estate, marine finance, art finance, etc.)

But why?

We're not saying that the stock market is bad. But the economy is cyclical, and recessions happen. Investing in a carefully-curated selection of assets helps ensure that if one portion of your portfolio takes a hit (such as US stocks) the entire value of your portfolio won't plummet.

Variety Is Not Diversity

A common mistake among investors is thinking that variety equals diversity. It does not. Take our original example above. Maybe you're regularly contributing to your 401(k) and max out your contributions to a traditional or Roth IRA. You may also contribute to a 529 college savings plan for one or more children. But this variety of investments doesn't amount to a diversified portfolio. Take a closer look and you'll see that 401(k) plans, IRAs, and college savings plans are typically comprised of stocks. So if the stock market takes a tumble, regardless of your portfolio's variety, you aren't in a position where diversity will help minimize potential losses.

So, how do I diversify?

As a savvy investor, you understand that reducing your exposure to the stock market and diversifying your portfolio helps protect you from fluctuations in the market. But how do you start diversifying? As a retail investor, diversity has not always been an easy option. Access to asset-based investments historically was reserved for high-net-worth individuals and institutional investors.

Alternative investing, however, is now more accessible to individuals. Yieldstreet, for example, allows you to invest in asset classes such as commercial and residential real estate, marine finance, art finance, and portfolios of legal cases. Our offers are often asset-backed, which means your investment is backed by real assets, as opposed to more traditional stocks and bonds.

Invest Through the Yieldstreet Prism Fund

We believe that reducing your exposure to the stock market, coupled with access to alternative assets, such as those Yieldstreet offers, can allow you to build an alternative portfolio with the potential for diversification.
Our investors have access to a portfolio builder through the Yieldstreet Prism Fund. This fund allows you to make a single allocation across multiple asset classes. In turn, this helps provide your portfolio with immediate diversification.[1]

The journey to financial health is a marathon, not a sprint. Roadblocks and detours are expected and normal along the way. Diversification, however, is your key to staying on track and getting the most out of your hard-earned money.

You can learn more about investing in the Yieldstreet Prism Fund by reading: [What is the Yieldstreet Prism Fund?](#)

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, [available for download on this page](#).

Have additional questions about the Yieldstreet Prism Fund or Yieldstreet offerings? Email us at investments@yieldstreetprismfund.com.

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, [www.yieldstreetprismfund.com](#), and should be reviewed carefully, along with the investment objectives, risks, charges, and expenses of the Fund contained in its [prospectus](#), before investing.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing [investments@yieldstreetprismfund.com](#) or by referring to [www.yieldstreetprismfund.com](#). The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.